EXHIBIT 99.4

SECOND QUARTERLY REPORT

NOVEMBER 2017

BRITISH COLUMBIA

Second Quarterly Report

2017/18 Financial Update,

Economic Outlook

&

Six Month Financial Results

April — September 2017

British Columbia Cataloguing in Publication Data

British Columbia. Ministry of Finance.

Quarterly report on the economy, fiscal situation and Crown corporations. — ongoing—

Quarterly.

Title on cover: Quarterly report.

Continues: British Columbia. Ministry of Finance.

Quarterly financial report. ISSN 0833-1375.

ISSN 1192-2176 – Quarterly Report on the economy, fiscal situation and Crown corporations.

1.    Finance, Public — British Columbia — Accounting — Periodicals. 2. British Columbia — Economic conditions — 1945—                 — Periodicals.*

3.    Corporations, Government — British Columbia — Accounting — Periodicals. I. Title.

HJ13.B77          354.711’007231’05

TABLE OF CONTENTS

2017/18 Second Quarterly Report	November 28, 2017

Part One — Updated Financial Forecast
Introduction	1
Revenue	3
Expense	5
Consolidated Revenue Fund spending	6
Contingencies	6
Spending recovered from third parties	6
Operating transfers to service delivery agencies	6
Service delivery agency spending	7
Government employment (FTEs)	7
Provincial capital spending	7
Projects over $50 million	7
Provincial debt	8
Risks to the fiscal forecast	9
Supplementary schedules	10

Tables:
1.1 2017/18 Forecast Update	1
1.2 2017/18 Financial Forecast Changes	2
1.3 2017/18 Capital Spending Update	7
1.4 2017/18 Provincial Debt Update	8

Tables:
Supplementary schedules
1.5 Operating Statement	10
1.6 Revenue by Source	11
1.7 Expense by Ministry, Program and Agency	12
1.8 Expense by Function	13
1.9 Material Assumptions — Revenue	14
1.10 Material Assumptions — Expense	19
1.11 Full-Time Equivalents	22
1.12 Capital Spending	22
1.13 Capital Expenditure Projects Greater Than $50 million	23
1.14 Provincial Debt	26
1.15 Statement of Financial Position	27

Second Quarterly Report 2017/18

Table of Contents

Part Two — Economic Review and Outlook
Summary	29
British Columbia outlook — comparison to private sector forecasts	29
British Columbia economic activity	30
Labour market	30
Consumer spending and housing	31
External trade and commodity markets	33
Demographics	34
Inflation	34
Risks to the economic outlook	35
External environment	35
United States	35
Canada	37
Asia	39
Europe	39
Financial markets	40
Interest rates	40
Exchange rate	41

Tables:
2.1 British Columbia Economic Indicators	30
2.2 Private Sector Canadian Interest Rate Forecasts	41
2.3 Private Sector Exchange Rate Forecasts	42

Topic Box:
Provincial Economic Accounts Update	43

Second Quarterly Report 2017/18

ii

PART ONE — UPDATED FINANCIAL FORECAST

2017/18 Second Quarterly Report	November 28, 2017

Introduction

Table 1.1 2017/18 Forecast Update

		Second
	Budget 2017	Quarterly
($ millions)	Update	Report
Revenue	52,407	52,124
Expense	(51,861)	(51,834)
Forecast allowance	(300)	(100)
Surplus	246	190

Capital spending:
Taxpayer-supported capital spending	4,956	4,645
Self-supported capital spending	2,701	2,689
	7,657	7,334
Provincial Debt:
Taxpayer-supported debt	44,853	44,674
Self-supported debt	21,624	21,635
Total debt (including forecast allowance)	66,777	66,409

Taxpayer-supported debt to GDP ratio	16.2%	16.1%
Taxpayer-supported debt to revenue ratio	87.8%	87.7%

The second quarter outlook for 2017/18 forecasts an operating surplus of $190 million — $56 million lower than the projection in the Budget 2017 Update. Key changes from budget reflect an increase in fire management costs and decreases in ICBC net income and income tax revenues mainly due to weaker 2016 tax returns. The updated forecast incorporates a $283 million decrease in revenue and a $152 million increase in fire management costs. This is partially offset by a $179 million decrease in other expenses and a $200 million decrease in the forecast allowance to reflect reduced uncertainty at the midpoint of the fiscal year

Chart 1.1 Operating changes from Budget 2017 Update

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.2 2017/18 Financial Forecast Changes

($ millions)
2017/18 surplus — Budget 2017 Update (September 11, 2017)	246

	Q2
	Update
Revenue changes:
Personal income tax — mainly weaker 2016 tax assessments	(319)
Corporate income tax — lower prior-year settlement payment and instalments payments reflecting weaker 2016 tax assessments	(324)
Property transfer tax — stronger year-to-date housing activity	175
Provincial sales tax — stronger year-to-date sales	51
Other taxation sources	(1)
Natural gas royalties — lower prices and production volumes partly offset by natural gas liquid royalties and savings from utilization of royalty programs	(67)
Coal, metals and other mineral revenue — mainly higher coal prices	54
Forests — mainly higher timber tenure stumpage rates	55
Other natural resources	16
Fees, investment earnings and miscellaneous — mainly higher SUCH sector projections	65
Health and social transfers — higher BC population share of the national total	19
Other federal government transfers — mainly advance payments under the Disaster Financial Assistance Arrangements in support of the 2017 wildfires	102
Commercial Crown agencies operating results:
ICBC — mainly increased claims costs	(139)
Other commercial Crown corporations — mainly stronger BCLC year-to-date activity	30
Total revenue changes		(283)
Less : expense increases (decreases):
Consolidated Revenue Fund changes:
Statutory spending:
Fire management costs	152
Extinguishment of TI Corp fiscal agency loan - due to long-term debt premiums (CRF)	216
Refundable tax credit transfers	(83)
Prior year liability adjustments	(60)
Management of public debt (net) — reflects revisions to scheduled borrowing	(12)
Spending funded by third party recoveries	(7)
Extinguishment of TI Corp fiscal agency loan - due to long-term debt premiums (TI Corp)	(216)
(Increase) decrease in operating transfers to service delivery agencies	(85)
Changes in spending profile of service delivery agencies:
Universities	(3)
Colleges	17
Health authorities and hospital societies	133
Other service delivery agencies	(79)
Total expense increases (decreases)		(27)
Subtotal		(256)
Reduction in forecast allowance		200
Total changes		(56)
2017/18 surplus — second Quarterly Report		190

Second Quarterly Report 2017/18

Updated Financial Forecast

Projected taxpayer-supported capital spending has decreased by $311 million, mainly reflecting timing changes in the education and transportation sectors. At $4.6 billion, expected taxpayer-supported capital spending for 2017/18 remains at a record level of annual investment. Self-supported capital spending is forecast to be $12 million lower, reflecting changes in timing of capital spending by the BC Railway Company and the Liquor Distribution Branch.

The taxpayer-supported debt forecast is $179 million lower compared to the projection in the Budget 2017 Update mainly due to lower capital spending and improved working capital. Self-supported debt is $11 million higher mainly due to changes in timing of own-sourced financing.

Taxpayer-supported debt to GDP is now projected to be 0.1 percentage point lower than the Budget 2017 Update estimate due to an improved debt forecast, ending 2017/18 at 16.1 per cent. The debt to revenue ratio is forecast to end the year 0.1 percentage point lower at 87.7 per cent, due to the lower taxpayer-supported debt forecast.

Revenue

Revenue for 2017/18 is forecast to be $52.1 billion — $283 million lower than the projection in the Budget 2017 Update mainly due to weaker 2016 personal and corporate income tax assessment information. Lower revenue from taxation sources and commercial Crown corporation net income are partly offset by higher revenues from natural resources, fees, miscellaneous sources and contributions from the federal government.

Detailed revenue projections are disclosed in Table 1.6 and key assumptions and sensitivities are provided in Table 1.9. An analysis of historical volatility of major economic variables related to revenue sources can be found in the 2017 BC Financial and Economic Review (pages 14-15). For 2017/18, major forecast changes from budget include:

Chart 1.2 Revenue changes from Budget 2017 Update

Second Quarterly Report 2017/18

Updated Financial Forecast

Income tax revenues

Personal income tax revenue is forecast to be down $319 million. Weaker tax assessments for the 2016 tax year indicate a lower than expected yield, resulting in a $178 million decrease in the prior-year adjustment and a further $141 million decline in the 2017/18 base.

Corporate income tax revenue is down $324 million due to $168 million lower advance instalments by the federal government and a $156 million decrease in the prior-year settlement payment. These impacts result from weaker 2016 tax assessment information nationally and for BC.

Other tax revenues

Property transfer tax revenue is up $175 million reflecting strong year-to-date housing market activity. Revenue from the additional 15 per cent property transfer tax is unchanged from the Budget 2017 Update.

Provincial sales tax revenue is up $51 million reflecting the impact of higher consumer expenditures, consistent with the year-to-date strength in retail sales.

All other taxation revenues are down $1 million mainly reflecting weaker tobacco sales and a reduced expectation of BC Transit’s property tax levy, partly offset by improved fuel purchases.

Natural resources revenue

Natural gas royalties are down $67 million as lower projections of natural gas prices and production volumes are partially offset by a lower estimate of the utilization of royalty program credits. The updated natural gas price forecast is $1.22 ($Cdn/gigajoule, plant inlet), down 24 per cent from the Budget 2017 Update outlook ($1.60). The updated price forecast is within the 20th percentile of the private sector forecasts, continuing the established practice of adopting a prudent price outlook relative to the private sector.

Revenue from coal, metals, minerals and other mining-related sources is up $54 million mainly due to a higher outlook for average coal prices. Increased spot prices for metallurgical coal were driven by China’s robust steel production and supply restrictions in Australia due to labour disruptions and weather influences.

Forests revenue is up $55 million due to higher stumpage revenue, mainly due to higher timber tenure stumpage rates reflecting strong lumber prices during the year.

Other natural resource revenues have increased $16 million mainly due to the effects of higher projections of Mid-Columbia electricity prices and petroleum production volumes.

Other revenue

Revenue from fees, licences, investment earnings and miscellaneous sources is forecast to be up $65 million due to improved projections from post-secondary institutions and health authorities.

Second Quarterly Report 2017/18

Updated Financial Forecast

Federal government contributions

Canada Health and Social Transfers are up $19 million mainly due to an improved BC population share of the national total including $11 million related to the previous year.

Other federal government contributions are expected to be up $102 million mainly due to an expected $100 million advance payment under the Disaster Financial Assistance Arrangements in support of costs incurred from the 2017 wildfires.

Commercial Crown corporations

The outlook for commercial Crown corporation net income is down $109 million from the Budget 2017 Update forecast. ICBC’s net income is now projected to be $139 million lower than budget mainly due to higher claims costs resulting from an increase in crashes and more large bodily injury claims than expected, partly offset by improved investment earnings. This decrease is partially offset by a $28 million improvement in BCLC net gaming revenues.

Expense

At $51.8 billion, the government spending forecast for 2017/18 is $27 million lower compared to the projection in the Budget 2017 Update. In spite of higher fire management costs, there is a net decrease in expenses primarily due to lower refundable tax credits and favourable prior year liability

Chart 1.3 Expense changes from Budget 2017 Update

Second Quarterly Report 2017/18

Updated Financial Forecast

Consolidated Revenue Fund spending

Statutory spending is forecast to be $152 million higher than the Budget 2017 Update for increased fire management costs.

The initial expense estimate for extinguishment of the fiscal agency loan arrangement between government and Transportation Investment Corporation has been revised upward by $216 million to reflect the premium on the long-term debt not included in the Budget 2017 Update. As the extinguishment is a related party transaction, the expense is eliminated on consolidation, resulting in no net impact to the forecast operating surplus.

There is an $83 million decrease in refundable tax credits mainly due to weaker preliminary 2016 tax assessment information.

Other consolidated revenue fund (CRF) spending is forecasted to be down $72 million due to reduced debt servicing costs resulting from lower debt levels ($12 million) and adjustments to prior year liabilities ($60 million), including an estimated forecast reduction in the Teachers’ Pension Plan liability ($50 million).

On November 8, 2017, Statistics Canada reported that BC’s real GDP annual growth rate for 2016 was 3.5 per cent. This growth rate is 0.8 percentage points higher than the Economic Forecast Council’s (EFC) projection of 2.7 per cent that was included in Budget 2016. Consequently, under the Province’s Economic Stability Mandate (ESM), unionized public sector employees covered by ratified agreements reached under the ESM will be entitled to a general wage increase under the Economic Stability Dividend that is equivalent to one-half of the positive difference (0.4 per cent) between the 2016 growth rate reported by Statistics Canada and the EFC forecast. Estimated costs of $7 million in 2017/18 are funded from within the fiscal plan, and ongoing costs in future years will be addressed as part of Budget 2018.

Contingencies

Budget 2017 Update included a Contingencies vote allocation of $600 million in 2017/18 to help manage unexpected costs and pressures including funding for increases in demand driven programs as well as to fund priority initiatives. This allocation is unchanged in the second Quarterly Report forecast.

Spending recovered from third parties

Spending funded by third parties is forecast to decrease by $7 million primarily due to lower debt servicing recoveries related to fiscal agency loan arrangements between government and commercial Crown corporations. These lower expenses are offset by reduced investment earnings resulting in no impact on the operating surplus.

Operating transfers to service delivery agencies

Operating transfers to service delivery agencies are forecast to be $85 million higher mainly due to higher transfers to health authorities.

Second Quarterly Report 2017/18

Updated Financial Forecast

Service delivery agency spending

The service delivery agency spending forecast is $68 million higher than the projection in the Budget 2017 Update mainly due to higher health authority spending associated with opioid emergency response, staffing and other operating expenses.

Detailed expense projections are disclosed in Table 1.7. Key spending assumptions and sensitivities are provided in Table 1.10.

Government employment (FTEs)

The 2017/18 projection for full-time equivalent (FTE) staff utilization in core government ministries is 28,867 or 267 more FTEs than the Budget 2017 Update. This is mainly due to greater than previously expected staffing requirements as a result of this year’s wildfire season.

Provincial capital spending

Capital spending is projected to total $7.3 billion in 2017/18 — $323 million lower than the forecast in the Budget 2017 Update (see Tables 1.3 and 1.12).

Table 1.3 2017/18 Capital Spending Update

	($ millions)
2017/18 capital spending — Budget 2017 Update (September 11, 2017)		7,657

	Q2
	Update
Taxpayer-supported changes:
Changes to timing of capital spending:
Schools (K-12)	(82)
Transportation sector	(189)
Other	(40)
Total taxpayer-supported		(311)

Self-supported changes:
Changes to timing of capital spending (BC Rail and Liquor Distribution Branch)	(12)
Total self-supported		(12)
Total changes		(323)
2017/18 capital spending — second Quarterly Report		7,334

Taxpayer-supported capital spending is projected at $4.6 billion in 2017/18.The $311 million decrease since the Budget 2017 Update reflects changes to the timing of capital spending mainly in the education and transportation sectors.

At $2.7 billion, projected self-supported capital spending is $12 million lower than the Budget 2017 Update forecast due to changes in timing of capital spending by the BC Railway Company and the Liquor Distribution Branch.

Projects over $50 million

Approved major capital projects with budgets greater than $50 million are presented in Table 1.13. Since the Budget 2017 Update, BC Hydro’s $56 million new Kamloops substation project was added to meet expected load growth in the area.

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.4 2017/18 Provincial Debt Update

	($ millions)
2017/18 provincial debt — Budget 2017 Update (September 11, 2017)		66,777

	Q2	Total
	Update	Changes
Taxpayer-supported changes:
Government operating:
– lower operating results	223
– other working capital changes	(44)
Total operating debt changes		179
Capital debt:
– impacts from level of capital spending	(311)
– changes in contributions from external parties	(47)
Total capital debt changes		(358)
Total taxpayer-supported		(179)
Self-supported changes:
– changes in timing of capital spending	(12)
– decrease in internal financing	23
Total self-supported		11
Forecast allowance changes:
Adjustment for forecast allowance		(200)
Total changes		(368)
2017/18 provincial debt — second Quarterly Report		66,409

Provincial debt

Provincial debt, including the $100 million forecast allowance, is projected to total $66.4 billion by the end of the fiscal year — $368 million lower than the projection in the Budget 2017 Update.

Taxpayer-supported debt is projected to be $44.7 billion — $179 million lower than the projection in the Budget 2017 Update. The reduction reflects a $179 million increase in direct operating debt, primarily due to anticipated lower CRF revenue offset by improved working capital for the year.

The $358 million decrease in taxpayer-supported capital debt is mainly due to reduced financing requirements in the SUCH and transportation sectors related to lower capital spending.

Lower taxpayer-supported debt projections have resulted in a 0.1 percentage point reduction in the taxpayer-supported debt to GDP ratio projected in the Budget 2017 Update, now forecast to end the year at 16.1 per cent. The taxpayer-supported debt to revenue ratio is forecast to end the year 0.1 percentage point lower at 87.7 per cent, due to the lower taxpayer-supported debt forecast.

Self-supported debt is projected to be $21.6 billion at year end — $11 million higher than the projection in the Budget 2017 Update mainly due to changes in timing of own-sourced financing.

The forecast allowance has been reduced by $200 million from the Budget 2017 Update reflecting reduced uncertainty at the midpoint of the fiscal year, including lower risk associated with 2016 income tax assessment information.

Details on provincial debt are shown in Table 1.14.

Second Quarterly Report 2017/18

Updated Financial Forecast

Risks to the fiscal forecast

There are a number of risks and pressures to the fiscal plan including risks to the BC economic outlook, which are largely due to the continued uncertainty surrounding global economic activity. The forecasts of revenues, expenditures, capital spending and debt are estimates based on a number of economic, financial and external factors. In addition, capital spending and debt figures may be influenced by a number of other factors including design development, procurement activity, weather and geotechnical conditions. As a result, the actual operating surplus, capital expenditure and debt figures may differ from the current forecast. Variables will change throughout the year as new information becomes available, with potentially material impacts. Government will provide an update to the fiscal plan in Budget 2018.

Revenues can be volatile due in part to the influence of the cyclical nature of the natural resource sector in the economy. Changes in energy or commodity prices, such as natural gas and lumber, may have a significant effect on revenue and the fiscal forecast. Uncertainty and volatility in the BC housing market could impact property transfer tax revenue. In addition, personal and corporate income tax assessments for the 2016 tax year will not be finalized until March 2018 and could result in further revenue and tax credit transfer spending adjustments.

The impacts of duties on softwood lumber exports to the US continue to be a risk to the economic and fiscal projections. On November 2, 2017, the US Department of Commerce announced its affirmative final determinations in the antidumping duty and countervailing duty investigations of imports of softwood lumber from Canada. Although these duties are lower than the preliminary determinations, BC continues to disagree with the views that the lumber industry is subsidized or that it sells lumber into the US at prices below costs or sales value in Canada. BC supports the recent federal government’s request for the establishment of a binational panel under Chapter 19 of the North American Free Trade Agreement to review the final determination on countervailing duties. BC will also support any future appeals following the final determination issued by the US International Trade Commission in December. The possible legal avenues for appeal are through the World Trade Organization, the North American Free Trade Agreement or the US Court of International Trade, however these processes will be lengthy and costly. Trade duties will increase industry’s costs which will be borne in part by US consumers as high lumber prices have partly offset the impact of duties on exporters. Further details on the softwood lumber dispute can be found at the Softwood Lumber Trade with the US website (www.gov.bc.ca/softwoodlumber).

The spending forecast in the fiscal plan is based on ministry and service delivery agency plans and strategies. The main risks are changes to planning assumptions, such as utilization or demand rates for government services in the health care, education, or community social services sectors, and additional costs associated with natural disaster responses.

The potential fiscal impact from these risks is expected to be covered by the $600 million Contingencies vote and the remaining $100 million forecast allowance.

Second Quarterly Report 2017/18

Updated Financial Forecast

Supplementary schedules

The following tables provide the financial results for the six months ended September 30, 2017 and the 2017/18 full-year forecast, as well as material assumptions, and major capital projects.

Table 1.5 2017/18 Operating Statement

	Year-to-Date to September 30				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17	Update	Forecast	Variance	2016/17
Revenue	25,905	26,199	294	25,143	52,407	52,124	(283)	51,459
Expense	(24,363)	(24,317)	46	(22,847)	(51,861)	(51,834)	27	(48,722)
Surplus before forecast allowance	1,542	1,882	340	2,296	546	290	(256)	2,737
Forecast allowance	—	—	—	—	(300)	(100)	200	—
Surplus	1,542	1,882	340	2,296	246	190	(56)	2,737
Accumulated surplus beginning of the year	6,390	6,390	—	3,841	6,390	6,390	—	3,841
Accumulated surplus before comprehensive income	7,932	8,272	340	6,137	6,636	6,580	(56)	6,578
Accumulated other comprehensive income from self-supported Crown agencies	(4)	(154)	(150)	(296)	(8)	(8)	—	(188)
Accumulated surplus end of period	7,928	8,118	190	5,841	6,628	6,572	(56)	6,390

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.6 2017/18 Revenue by Source

	Year-to-Date to September 30				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17	Update	Forecast	Variance	2016/17
Taxation
Personal income	4,478	4,478	—	4,455	9,053	8,734	(319)	9,704
Corporate income	2,327	2,326	(1)	1,868	4,303	3,979	(324)	3,003
Sales [1]	3,637	3,677	40	3,367	7,042	7,093	51	6,606
Fuel	533	560	27	509	975	995	20	969
Carbon	588	590	2	564	1,228	1,228	—	1,220
Tobacco	394	372	(22)	402	745	730	(15)	737
Property	1,182	1,170	(12)	1,129	2,384	2,378	(6)	2,279
Property transfer	1,123	1,175	52	1,232	1,875	2,050	175	2,026
Insurance premium	275	288	13	260	575	575	—	549
	14,537	14,636	99	13,786	28,180	27,762	(418)	27,093
Natural resources
Natural gas royalties	89	75	(14)	41	237	170	(67)	152
Forests	412	410	(2)	400	890	945	55	913
Other natural resources [2]	616	732	116	725	1,286	1,356	70	1,646
	1,117	1,217	100	1,166	2,413	2,471	58	2,711
Other revenue
Medical Services Plan premiums	1,272	1,289	17	1,280	2,248	2,249	1	2,558
Other fees [3]	1,669	1,731	62	1,599	3,814	3,845	31	3,655
Investment earnings	615	613	(2)	571	1,183	1,178	(5)	1,242
Miscellaneous [4]	1,432	1,530	98	1,543	3,238	3,276	38	3,508
	4,988	5,163	175	4,993	10,483	10,548	65	10,963
Contributions from the federal government
Health and social transfers	3,336	3,335	(1)	3,235	6,672	6,691	19	6,495
Other federal contributions [5]	698	648	(50)	644	1,700	1,802	102	1,672
	4,034	3,983	(51)	3,879	8,372	8,493	121	8,167
Commercial Crown corporation net income
BC Hydro	98	124	26	116	698	698	—	684
Liquor Distribution Branch	557	585	28	567	1,095	1,095	—	1,083
BC Lotteries (net of payments to the federal government)	633	693	60	682	1,301	1,329	28	1,329
ICBC	(93)	(237)	(144)	(67)	(225)	(364)	(139)	(612)
Transportation Investment Corporation [6]	(31)	(29)	2	(30)	(31)	(31)	—	(81)
Other [7]	65	64	(1)	51	121	123	2	122
	1,229	1,200	(29)	1,319	2,959	2,850	(109)	2,525
Total revenue	25,905	26,199	294	25,143	52,407	52,124	(283)	51,459

1     Includes provincial sales tax, HST/PST housing transition tax and harmonized sales tax related to prior years.

2     Columbia River Treaty, Crown land tenures, other energy and minerals, water rental and other resources.

3     Post-secondary, healthcare-related, motor vehicle, and other fees.

4     Includes reimbursements for health care and other services provided to external agencies, and other recoveries.

5     Includes contributions for health, education, community development, housing and social service programs, and transportation projects.

6     Due to the cancellation of tolls on the Port Mann bridge, Transportation Investment Corporation has been reclassified from a commercial Crown corporation to a taxpayer-supported agency effective September 1, 2017.

7     Includes Columbia Power Corporation, BC Railway Company, Columbia Basin Trust power projects, and post-secondary institutions’ self-supported subsidiaries.

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.7 2017/18 Expense by Ministry, Program and Agency

	Year-to-Date to September 30				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17 [1]	Update	Forecast	Variance	2016/17 [1]
Office of the Premier	5	5	—	5	11	11	—	10
Advanced Education, Skills and Training	1,055	1,056	1	1,013	2,154	2,154	—	2,054
Agriculture	47	38	(9)	42	85	85	—	87
Attorney General	261	267	6	257	534	534	—	577
Children and Family Development	757	728	(29)	681	1,596	1,596	—	1,448
Citizens’ Services	259	266	7	228	551	551	—	496
Education	3,132	3,106	(26)	2,925	6,100	6,100	—	5,722
Energy, Mines and Petroleum Resources	43	33	(10)	22	97	97	—	63
Environment and Climate Change Strategy	89	86	(3)	77	173	173	—	159
Finance	169	111	(58)	149	322	322	—	1,164
Finance — extinguishment of Transportation Investment Corporation fiscal agency loan [2]	3,505	3,721	216	—	3,505	3,721	216	—
Forests, Lands, Natural Resource Operations and Rural Development	537	601	64	373	1,149	1,301	152	891
Health	9,355	9,126	(229)	8,812	18,897	18,897	—	17,943
Indigenous Relations and Reconciliation	43	95	52	78	91	91	—	228
Jobs, Trade and Technology	52	50	(2)	58	121	121	—	107
Labour	5	5	—	5	11	11	—	11
Mental Health and Addictions	1	—	(1)	—	5	5	—	—
Municipal Affairs and Housing	412	411	(1)	409	690	690	—	1,016
Public Safety and Solicitor General	381	469	88	372	1,030	1,030	—	862
Social Development and Poverty Reduction	1,500	1,501	1	1,381	3,105	3,105	—	2,738
Tourism, Arts and Culture	68	66	(2)	74	138	138	—	134
Transportation and Infrastructure	424	418	(6)	421	843	843	—	818
Total ministries and Office of the Premier	22,100	22,159	59	17,382	41,208	41,576	368	36,527
Management of public funds and debt	606	582	(24)	575	1,250	1,238	(12)	1,138
Contingencies [3]	—	1	1	2	600	600	—	3
Funding for capital expenditures	385	264	(121)	270	1,591	1,485	(106)	957
Refundable tax credit transfers	580	580	—	589	1,166	1,083	(83)	1,031
Legislative Assembly and other appropriations	104	96	(8)	62	179	179	—	140
Total appropriations	23,775	23,682	(93)	18,880	45,994	46,161	167	39,796
Elimination of transactions between appropriations [4]	(26)	(8)	18	(7)	(53)	(56)	(3)	(15)
Prior year liability adjustments	—	—	—	(2)	—	(60)	(60)	(117)
Consolidated revenue fund expense	23,749	23,674	(75)	18,871	45,941	46,045	104	39,664
Expenses recovered from external entities	1,373	1,353	(20)	1,344	2,967	2,960	(7)	2,917
Funding provided to service delivery agencies	(12,192)	(11,797)	395	(11,648)	(25,314)	(25,290)	24	(24,217)
Extinguishment of Transportation Investment Corporation fiscal agency loan [2]	(3,505)	(3,721)	(216)	—	(3,505)	(3,721)	(216)	—
Total direct program spending	9,425	9,509	84	8,567	20,089	19,994	(95)	18,364
Service delivery agency expense
School districts	2,797	2,712	(85)	2,640	6,415	6,415	—	6,055
Universities	2,197	2,200	3	2,057	4,668	4,665	(3)	4,370
Colleges and institutes	589	597	8	568	1,258	1,275	17	1,213
Health authorities and hospital societies	7,187	7,301	114	6,968	14,687	14,820	133	14,240
Other service delivery agencies	2,168	1,998	(170)	2,047	4,744	4,665	(79)	4,480
Total service delivery agency expense	14,938	14,808	(130)	14,280	31,772	31,840	68	30,358
Total expense	24,363	24,317	(46)	22,847	51,861	51,834	(27)	48,722

1     Restated to reflect government’s current organization and accounting policies.

2     Budget 2017 Update provides statutory authority to extinguish the fiscal agency loan agreement between government and the Transportation Investment Corporation in response to the decision to cancel tolls on the Port Mann bridge. As a related party transaction, the expense and the corporation’s debt reduction are eliminated on consolidation resulting in no impact to operating results.

3     2016/17 actual Contingencies Vote amounts relate to ex gratia payments not allocated to specific ministries.

4     Reflects payments made under an agreement where an expense from a voted appropriation is recorded as revenue by a special account.

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.8 2017/18 Expense By Function

	Year-to-Date to September 30				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17 [1]	Update	Forecast	Variance	2016/17 [1]
Health:
Medical Services Plan	2,335	2,274	(61)	2,195	4,768	4,768	—	4,573
Pharmacare	633	673	40	659	1,347	1,347	—	1,284
Regional services	6,972	6,958	(14)	6,465	13,831	14,107	276	13,079
Other healthcare expenses [2]	457	291	(166)	344	801	560	(241)	753
	10,397	10,196	(201)	9,663	20,747	20,782	35	19,689
Education:
Elementary and secondary	3,059	2,963	(96)	2,854	6,935	6,936	1	6,422
Post-secondary	2,613	2,846	233	2,604	6,094	6,110	16	5,672
Other education expenses [3]	216	112	(104)	196	347	347	—	374
	5,888	5,921	33	5,654	13,376	13,393	17	12,468
Social services:
Social assistance [2,3]	942	937	(5)	854	1,985	1,985	—	1,692
Child welfare [2]	711	685	(26)	651	1,485	1,485	—	1,358
Low income tax credit transfers	125	125	—	125	250	250	—	244
Community living and other services	478	496	18	460	1,025	1,012	(13)	949
	2,256	2,243	(13)	2,090	4,745	4,732	(13)	4,243
Protection of persons and property	776	854	78	741	1,830	1,829	(1)	1,655
Transportation	938	868	(70)	816	2,068	1,998	(70)	1,784
Natural resources and economic development	762	1,413	651	1,144	2,720	2,853	133	2,504
Other	769	754	(15)	749	1,635	1,639	4	2,260
Contingencies	—	1	1	—	600	600	—	—
General government	750	766	16	704	1,465	1,360	(105)	1,532
Debt servicing	1,827	1,301	(526)	1,286	2,675	2,648	(27)	2,587
Total expense	24,363	24,317	(46)	22,847	51,861	51,834	(27)	48,722

1     Restated to reflect government’s current organization and accounting policies.

2     Payments for healthcare services by the Ministry of Social Development and Poverty Reduction and the Ministry of Children and Family Development made on behalf of their clients are reported in the Health function.

3     Payments for training costs by the Ministry of Social Development and Poverty Reduction made on behalf of its clients are reported in the Education function.

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.9 2017/18 Material Assumptions — Revenue

	Budget
	2017	Second
Revenue Source and Assumptions	Update	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	2017/18 Sensitivities
Personal income tax *	$9,053	$8,734
Current calendar year assumptions
Household income growth	4.1%	4.1%	+/- 1 percentage point change in 2017 BC household income growth equals +/- $100 to $110 million
Compensation of employees growth	4.7%	4.7%
Tax base growth	4.3%	4.3%
Average tax yield	5.39%	5.29%
Current-year tax	$8,770	$8,627
Prior year’s tax assessments	$430	$430
Unapplied taxes	$90	$90
BC Tax Reduction	$-159	$-159
Non-refundable BC tax credits	$-96	$-90
Policy neutral elasticity **	1.3	1.3	+/- 0.5 change in 2017 BC policy neutral elasticity equals +/- $150 to $170 million
Fiscal year assumptions
Prior-year adjustment	$-173	$-351

2016 Tax-year	2016 Assumptions
Household income growth	3.8%	4.6%

+/- 1 percentage point change in 2016 BC household or taxable income growth equals +/- $100 to $110 million one-time effect (prior-year adjustment) and could result in an additional +/-$80 to $100 million base change in 2017/18

Tax base growth	2.0%	2.1%
Average 2016 tax yield	5.34%	5.24%
2016 tax	$8,340	$8,190
2015 & prior year’s tax assessments	$420	$420
Unapplied taxes	$90	$90
BC Tax Reduction	$-156	$-156
Non-refundable BC tax credits	$-95	$-89
Policy neutral elasticity **	0.8	0.3

* Reflects information as at October 27, 2017 ** Ratio of annual per cent change in current-year revenue to annual per cent change in household income (calendar year).

Corporate income tax *	$4,303	$3,979
Components of revenue (fiscal year)
Instalments — subject to general rate	$3,430	$3,279
Instalments — subject to small business rate	$301	$287
Non-refundable BC tax credits	$-110	$-113
Advance instalments	$3,621	$3,453	+/- 1% change in the 2017 national tax base equals +/- $20 to $40 million
International Business Activity Act refunds	$-20	$-20
Prior-year settlement payment	$702	$546
Current calendar year assumptions
National tax base ($ billions)	$340.7	$330.3
BC instalment share of national tax base	12.5%	12.5%
Effective tax rates (general/small business)	11.0 / 2.1	11.0 / 2.1
Share of the BC tax base subject to small business rate	33.4%	33.4%	+/- 1 percentage point change in the 2017 small business share equals -/+ $30 to $40 million
BC tax base growth (post federal measures)	9.0%	9.0%
BC net operating surplus growth	9.1%	9.1%

2016 Tax-year	2016 Assumptions		+/- 1% change in the 2016 BC tax base equals +/- $30 to $50 million in 2017/18
BC tax base growth (post federal measures)	15.9%	10.7%
BC net operating surplus growth	11.2%	9.8%
Gross 2016 tax	$3,460	$3,305
Prior-year settlement payment	$702	$546
Prior years losses/gains (included in above)	$-20	$-20
Non-refundable BC tax credits	$-102	$-103

* Reflects information as at October 27, 2017

Net cash received from the federal government and cash refunds under the International Business Activity Act are used as the basis for estimating revenue. Due to lags in the federal collection and instalment systems, changes to the BC net operating surplus and tax base forecasts affect revenue in the succeeding year. The 2017/18 instalments from the federal government reflects two-third of payments related to the 2017 tax year (paid during Apr-July 2017 and adjusted in Sept and Dec) and one-third of 2018 payments. Instalments for the 2017 (2018) tax year are based on BC’s share of the national tax base for the 2015 (2016) tax year and a forecast of the 2017 (2018) national tax base. BC’s share of the 2015 national tax base was 12.53%, based on tax assessments as of December 31, 2016. Cash adjustments for any under/over payments from the federal government in respect of 2016 will be received/paid on March 29, 2018.

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.9 2017/18 Material Assumptions — Revenue (continued)

	Budget
	2017	Second
Revenue Source and Assumptions	Update	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	2017/18 Sensitivities
Provincial sales tax	$7,042	$7,093
Provincial sales tax base growth (fiscal year)	5.3%	5.3%	+/- 1 percentage point change in the 2017 consumer expenditure growth equals up to +/- $30 million
Calendar Year nominal expenditure
Durable goods	6.3%	6.3%
Consumer goods and services	5.8%	5.8%
Business investment	5.4%	5.4%
Other	6.2%	6.2%
Components of Provincial sales tax revenue			+/- 1 percentage point change in the 2017 business investment growth equals up to +/- $15 million
Consolidated Revenue Fund	$7,033	$7,084
BC Transportation Financing Authority	$9	$9
Fuel and carbon taxes	$2,203	$2,223
Calendar Year
Real GDP	2.9%	2.9%
Gasoline volumes	0.0%	0.0%
Diesel volumes	2.0%	2.0%
Natural gas volumes	2.9%	2.9%
Carbon tax rates (April 1)
Carbon dioxide equivalent emissions ($/tonne)	$30	$30
Natural gas (cents/gigajoule)	148.98 ¢	148.98 ¢
Gasoline (cents/litre)	6.67 ¢	6.67 ¢
Light fuel oil (cents/litre)	7.67 ¢	7.67 ¢

Components of revenue
Consolidated Revenue Fund	$505	$520
BC Transit	$12	$12
BC Transportation Financing Authority	$458	$463
	$975	$995
Carbon tax revenue	$1,228	$1,228
Property taxes	$2,384	$2,378
Calendar Year
Consumer Price Index	2.1%	2.1%	+/- 1 percentage point change in 2017 new construction & inflation growth equals up to +/- $20 million in residential property taxation revenue
Housing starts (units)	38,300	38,300
Home owner grants (fiscal year)	$808	$808
Components of revenue
Residential (net of home owner grants)	$856	$856
Non-residential	$1,222	$1,222	+/- 1% change in 2017 total business property assessment value equals up to +/- $20 million in non-residential property taxation revenue
Rural area	$96	$96
Police	$33	$33
BC Assessment Authority	$90	$90
BC Transit	$87	$81
Other taxes	$3,195	$3,355
Calendar Year
Population	1.2%	1.2%
Consumer Price Index	2.1%	2.1%
Housing starts	-8.5%	-8.5%
Real GDP	2.9%	2.9%
Nominal GDP	5.1%	5.1%
Components of revenue			+/- 5% change to 2017 housing starts equals +/- $40 to 60 million in property transfer revenue, depending on property values
Property transfer	$1,875	$2,050
15% additional tax (included in above)	$200	$200
Tobacco	$745	$730
Insurance premium	$575	$575

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.9 2017/18 Material Assumptions — Revenue (continued)

	Budget
	2017	Second
Revenue Source and Assumptions	Update	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	2017/18 Sensitivities
Energy, sales of Crown land tenures, metals, minerals and other *	$1,056	$1,058
Natural gas price

+/- $0.25 change in the natural gas price equals +/- $60 to $70 million, including impacts on production volumes and royalty program credits, but excluding any changes from natural gas liquids revenue (e.g. butane, pentanes) Sensitivities can also vary significantly at different price levels

+/- 1% change in natural gas volumes equals +/- $2 million on natural gas royalties

+/- 1 cent change in the exchange rate equals +/- $1 million on natural gas royalties

Plant inlet, $C/gigajoule	$1.60	$1.22
Sumas, $US/MMBtu	$2.38	$2.13
Natural gas production volumes
Billions of cubic metres	51.1	48.8
Petajoules	2,102	2,008
Annual per cent change	11.3%	6.3%

Oil price ($US/bbl at Cushing, OK)	$51.04	$49.86

Auctioned land base (000 hectares)	63	71
Average bid price/hectare ($)	$1,956	$1,926
Cash sales of Crown land tenures	$122	$137
Metallurgical coal price ($US/tonne, fob West Coast)	$145	$159
Copper price ($US/lb)	$2.56	$2.70

Annual electricity volumes set by treaty	4.0	4.0	+/- US$20 change in the average metallurgical coal price equals +/- $40 to $50 million +/- 10% change in the average Mid-Columbia electricity price equals +/- $13 million
(million mega-watt hours)
Mid-Columbia electricity price	$24.06	$25.80
($US/mega-watt hour)

Exchange rate (US¢/C$, calendar year)	76.3	77.7
Components of revenue
Bonus bid auctions:

Based on a recommendation from the Auditor General to be consistent with generally accepted accounting principles, bonus bid revenue recognition reflects nine-year deferral of cash receipts from the sale of Crown land tenures

Deferred revenue	$305	$306
Current-year cash (one-ninth)	$14	$15
Fees and rentals	$52	$52
Total bonus bids, fees and rentals	$371	$373
Natural gas royalties	$237	$170
Petroleum royalties	$62	$65
Columbia River Treaty electricity sales	$107	$113
Oil and Gas Commission fees and levies	$50	$54
Coal, metals and other minerals revenue:
Coal mineral tax	$183	$236
Net metals and other minerals tax	$13	$14
Recoveries related to metal mines	$11	$11
Coal tenures	$8	$8
Miscellaneous mining revenue	$14	$14
Total coal, metals and other minerals revenue	$229	$283

Royalty programs and infrastructure credits
Deep drilling	$-341	$-275
Road and pipeline infrastructure	$-43	$-45
Total	$-384	$-320

Implicit average natural gas royalty rate	7.0%	6.9%

Royalty program (marginal, low productivity and ultra marginal drilling) adjustments reflect reduced royalty rates.

Natural gas royalties incorporate royalty programs and Treasury Board approved infrastructure credits.

* Reflects information as at October 26, 2017.

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.9 2017/18 Material Assumptions — Revenue (continued)

	Budget
	2017	Second
Revenue Source and Assumptions	Update	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	2017/18 Sensitivities
Forests *	$890	$945
Prices (calendar year average)			+/- US$50 change in SPF price equals +/- $75 to $100 million
SPF 2x4 ($US/thousand board feet)	$377	$389
Random Lengths Composite ($US/thousand board feet)	$400	$408	+/- US$50 change in pulp price equals +/-$5 to $10 million
Pulp ($US/tonne)	$858	$879
Coastal log ($Cdn/cubic metre); Vancouver Log Market	$143	$144	+/- Cdn$10 change in average log price equals +/-$15 to $25 million

Crown harvest volumes (million cubic metres)
Interior	44.8	45.5	+/- 10% change in Interior harvest volumes equals
Coast	13.2	12.5
Total	58.0	58.0	+/- $50 to $70 million
BC Timber Sales (included in above)	11.8	11.4	+/- 10% change in Coastal harvest volumes equals

Stumpage rates ($Cdn/cubic metre)			+/- $15 to $20 million
Total stumpage rates	$13.78	$14.72	+/- 1 cent change in exchange rate equals
Components of revenue
Tenures	$509	$559	+/- $10 to $15 million on stumpage revenue
BC Timber Sales	$312	$317
Logging tax	$28	$28
Other CRF revenue	$21	$21	The above sensitivities relate to stumpage revenue only.
Recoveries	$20	$20
* Reflects information as at October 26, 2017.
Other natural resources	$467	$468
Components of revenue
Water rental and licences*	$394	$395
Recoveries	$48	$48
Angling and hunting permits and licences	$11	$11
Recoveries	$14	$14

* Water rentals for power purposes are indexed to Consumer Price Index.

Other revenue	$10,483	$10,548
Components of revenue
Fees and licences
Medical Services Plan (MSP) premiums	$2,248	$2,249	+/- 1 percentage point change in BC’s population growth equals +/- $20 to $30 million in MSP premium revenue
Consolidated Revenue Fund	$2,184	$2,185
MSP recoveries	$64	$64
Motor vehicle licences and permits	$535	$538
Other Consolidated Revenue Fund	$446	$444
Summary consolidation eliminations	$-14	$-14
Other recoveries	$107	$107
Crown corporations and agencies	$122	$125
Post-secondary education fees	$1,949	$1,971
Other healthcare-related fees	$390	$395
School Districts	$279	$279
Investment earnings
Consolidated Revenue Fund	$113	$115
Fiscal agency loans & sinking funds earnings	$938	$929
Summary consolidation eliminations	$-88	$-91
Crown corporations and agencies	$29	$27
SUCH sector agencies	$191	$198
Sales of goods and services	$1,032	$1,034
Miscellaneous	$2,206	$2,242

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.9 2017/18 Material Assumptions — Revenue (continued)

	Budget
	2017	Second
Revenue Source and Assumptions	Update	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	2017/18 Sensitivities
Health and social transfers	$6,672	$6,691
National Cash Transfers
Canada Health Transfer (CHT)	$37,150	$37,150
Annual growth	3.0%	3.0%
Canada Social Transfer (CST)	$13,748	$13,748
BC share of national population (June 1)	13.11%	13.12%	+/- 0.1 percentage point change in BC’s population share equals
BC health and social transfers revenue			+/- $50 million
CHT	$4,870	$4,876
CST	$1,802	$1,804
Prior-year adjustments	—	$11

Other federal contributions	$1,700	$1,802
Components of revenue
Disaster Financial Assistance	$18	$118
Other Consolidated Revenue Fund	$138	$138
Vote Recoveries:
Labour Market Development Agreement	$299	$299
Labour Market and Skills Training Program	$65	$65
Home Care	$26	$26
Mental Health	$13	$13
Opioid crisis	$10	$10
Family Support and Children in Care	$49	$49
Youth Justice Services	$18	$18
Emergency Management	$11	$11
Local government services and transfers	$71	$71
Other recoveries	$128	$128
Crown corporations and agencies	$301	$301
Post-secondary institutions	$458	$463
Other SUCH sector agencies	$95	$92
Service delivery agency direct revenue	$6,834	$6,907
School districts	$648	$648
Post-secondary institutions	$3,663	$3,714
Health authorities and hospital societies	$888	$912
BC Transportation Financing Authority	$561	$559
Other service delivery agencies	$1,074	$1,074
Commercial Crown corporation net income	$2,959	$2,850
BC Hydro	$698	$698
reservoir water inflows	105%	101%	+/-1% in hydro generation
			= +/-$5 million
mean gas price	2.68	2.58	+/-10% = -/+$1 million
(Sumas, $US/MMbtu — BC Hydro forecast based on NYMEX forward selling prices) electricity prices	20.89	21.52	+/-10% change in electricity trade
(Mid-C, $US/MWh)			margins = +/-$10 million
Second Quarterly Report does not include any impacts related to the BC Utilities Commission review of Site C.
ICBC	$(225)	$(364)
vehicle growth	+2.0%	+2.0%	+/-1% = +/-$53 million
current claims cost percentage change	+2.3%	+4.9%	+/-1% = -/+$48 million
unpaid claims balance ($ billions)	$11.1	$11.2	+/-1% = -/+$105 to $112 million
investment return	3.2%	3.5%	+/-1% return = +/-$155 to $159 million
loss ratio	95.0%	98.9%

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.10 2017/18 Material Assumptions — Expense

	Budget
	2017	Second
Ministry Programs and Assumptions	Update	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Sensitivities 2017/18
Advanced Education, Skills and Training	2,154	2,154
Student spaces in public institutions	200,974	200,974	Student enrolment may fluctuate due to a number of factors including economic changes and labour market needs.
Attorney General	534	534
New cases filed/processed (# for all courts)	240,000	240,000

The number of criminal cases proceeded on by the provincial and federal Crown (including appeals to higher courts in BC), the number of civil and family litigation cases, the number of violation tickets disputed, and the number of municipal bylaw tickets disputes which would go to court for resolution.

Crown Proceeding Act (CPA)	25	25
			The number of new cases, and the difference between estimated settlements and actual settlements.
Children and Family Development	1,596	1,596
Average children-in-care caseload (#)	6,960	6,960	A 1% increase in the cost per case or a 1% increase in the average funded caseload will affect expenditures by
Average annual residential cost per child in care ($)	50,900	50,900	approximately $2 million (excluding Delegated Aboriginal Agencies).
Education	6,100	6,100
Public School Enrolment (# of FTEs)	553,435	554,316

Enrolment forecasts are based on the ministry’s enrolment forecasting model. Enrolment changes from year to year are projected based on changes in four enrolment drivers: migration, demographics, student transition from independent to public schools, and student retention rates in the public school system.

School age (K—12)	531,251	532,132
Distributed Learning (online)	12,004	12,004
Summer	6,865	6,865
Adults	3,315	3,315

Forests, Lands, Natural Resource Operations and Rural Development	1,149	1,301
BC Timber Sales	183	183

Targets can be impacted by changes to actual inventory costs incurred. There is a lag of approximately 1.5 years between when inventory costs are incurred and when they are expensed. Volume harvested can also impact targets. For example, if volume harvested is less than projected in any year, then capitalized expenses will also be reduced in that year.

Fire Management	506	658

For authorized expenditures under the Wildfire Act . Record fire season to date. Over the past several years, Fire Management fighting costs have ranged from a low of $47 million in 2006 to a high of $382 million in 2010.

Health	18,897	18,897
Pharmacare	1,226	1,233	A 1% change in utilization or prices affects costs by approximately $10 million.
Medical Services Plan (MSP)	4,570	4,570	A 1% increase in volume of services provided by fee-for-service physicians affects costs by approximately $25 million.
Regional Services	12,826	12,768

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.10 2017/18 Material Assumptions — Expense (continued)

	Budget
	2017	Second
Ministry Programs and Assumptions	Update	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Sensitivities 2017/18
Public Safety and Solicitor General	1,030	1,030
Policing, Victim Services and Corrections	711	711

The volume and severity of criminal activity, the number of inmate beds occupied and the number of offenders under community supervision. In 2017/18, one-time lump sum payments will be made to provincial RCMP officers for retroactive salary increases announced by the federal government in April 2017.

Emergency Program Act (EPA)	238	238

For authorized expenditures under the EPA, including those for further disasters, and the difference between initial estimates for disaster response and recovery costs and final project costs. In 2017/18, the projected EPA expenditures are based on forecasts as of June 30, 2017.

Social Development and Poverty Reduction	3,105	3,105
Temporary Assistance annual average caseload (#)	43,500	42,516

The expected to work caseload is sensitive to fluctuations in economic and employment trends. Costs are driven by changes in the cost per case and caseload. Cost per case fluctuations result from changes in the needed supports required by clients, as well as caseload composition.

Disability Assistance annual average caseload (#)	102,700	103,750

The caseload for persons with disabilities is sensitive to the aging of the population and longer life expectancy for individuals with disabilities. Cost per case fluctuations are driven primarily by earnings exemptions, which is dependent on the level of income earned by clients.

Adult Community Living:
Developmental Disabilities Programs
Average caseload (#)	19,050	19,050

The adult community living caseload is sensitive to an aging population and to the level of service required. Cost per case fluctuations are driven by the proportion of clients receiving certain types of services at differing costs. For example, residential care is significantly more costly than day programs.

Average cost per client ($)	45,200	45,200
Personal Supports Initiative
Average caseload (#)	1,580	1,580
Average cost per client ($)	17,100	17,100

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.10 2017/18 Material Assumptions — Expense (continued)

	Budget
	2017	Second
Ministry Programs and Assumptions	Update	Quarter
($ millions unless otherwise specified)	Estimate	Forecast	Sensitivities 2017/18
Tax Transfers	1,166	1,083
Individuals	489.0	467.0
Low Income Climate Action	195.0	195.0	These tax transfers are now expensed as required under generally accepted accounting principles.
Early Childhood Tax Benefit	145.0	138.8
Sales Tax	55.0	50.0
Small Business Venture Capital	31.0	31.0
BC Senior’s Home Renovation	2.0	2.0

Changes in 2016 tax transfers will result in one-time effect (prior-year adjustment) and could result in an additional base change in 2017/18. Production services tax credit is the most volatile of all tax transfers and is influenced by several factors including delay in filing returns and assessment of claims, length of projects and changes in the exchange rates.

Other tax transfers to individuals	60.8	50.0
Family Bonus Program	0.2	0.2
Corporations	677.0	616.0
Film and Television	90.0	67.5
Production Services	404.0	404.0
Scientific Research & Experimental Development	68.0	68.0
Interactive Digital Media	59.0	59.0
Mining Exploration	42.0	-7.5
Other tax transfers to corporations 2017/18 tax transfer forecast incorporates adjustments relating to prior years.	14.0	25.0
Management of Public Funds and Debt	1,250	1,238
Interest rates for new provincial borrowing:			Full year impact on MoPD on interest costs of a 1% change in interest rates equals $29.7 million; $100 million increase in debt level equals $2.7 million.
Short-term	0.94%	1.05%
Long-term	3.28%	3.30%
CDN/US exchange rate (cents)	130.5	126.6
Service delivery agency net spending	6,507	6,599
School districts	297	370
Post-secondary institutions	3,226	3,235
Health authorities and hospital societies	687	755
BC Transportation Financing Authority	1,354	1,287
Other service delivery agencies	943	952

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.11 2017/18 Full-Time Equivalents (FTEs) 1

	2017/18
	Budget
	2017			Actual
FTEs	Update	Forecast	Variance	2016/17
Ministries and special offices (consolidated revenue fund)	28,600	28,867	267	27,940
Service delivery agencies [2]	4,918	4,923	5	4,850
Total FTEs	33,518	33,790	272	32,790

1     Full-time equivalents (FTEs) are a measure of staff employment. FTEs are calculated by dividing the total hours of employment paid for in a given period by the number of hours an individual, full-time person would normally work in that period. This does not equate to the physical number of employees. For example, two half-time employees would equal one FTE, or alternatively, three FTEs may represent two full-time employees who have worked sufficient overtime hours to equal an additional FTE.

2     Service delivery agency FTE amounts do not include SUCH sector staff employment.

Table 1.12 2017/18 Capital Spending

	Year-to-Date to September 30				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17	Update	Forecast	Variance	2016/17
Taxpayer-supported
Education
School districts	330	268	(62)	246	635	553	(82)	474
Post-secondary institutions	302	304	2	267	897	897	—	792
Health	456	353	(103)	376	1,218	1,193	(25)	1,004
BC Transportation Financing Authority	776	404	(372)	546	1,169	980	(189)	823
BC Transit	26	46	20	7	152	143	(9)	41
Government operating (ministries)	157	82	(75)	92	515	514	(1)	301
Housing	155	67	(88)	94	303	293	(10)	184
Other [1]	20	15	(5)	12	67	72	5	40
Total taxpayer-supported	2,222	1,539	(683)	1,640	4,956	4,645	(311)	3,659

Self-supported
BC Hydro	1,240	1,135	(105)	1,173	2,421	2,421	—	2,444
Columbia River power projects [2]	7	1	(6)	1	13	13	—	2
Transportation Investment Corporation [3]	—	3	3	12	—	3	3	38
BC Rail	26	1	(25)	3	34	24	(10)	4
ICBC	26	25	(1)	36	60	60	—	62
BC Lottery Corporation	73	28	(45)	28	90	90	—	86
Liquor Distribution Branch	41	15	(26)	7	83	78	(5)	27
Other [4]	—	—	—	—	—	—	—	62
Total self-supported	1,413	1,208	(205)	1,260	2,701	2,689	(12)	2,725
Total capital spending	3,635	2,747	(888)	2,900	7,657	7,334	(323)	6,384

1     Includes BC Pavilion Corporation, and other service delivery agencies. TI Corp is included for spending from September 1, 2017 onward due to reclassification from a self-supported commercial Crown corporation to a taxpayer-supported agency in response to the cancellation of tolls on September 1, 2017.

2     Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

3     Transportation Investment Corporation’s year-to-date budget and actual capital spending is classified as self-supported for spending to August 31, 2017.

4     Includes post-secondary institutions self-supported subsidiaries.

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from Budget 2017 Update released on September 11, 2017.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2017	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Taxpayer-supported
School districts
Centennial Secondary	2017	47	14	61	61	—	—	—
Kitsilano Secondary	2017	58	7	65	61	—	—	4
Salish Secondary	2017	32	23	55	45	—	—	10
Grandview Heights Secondary	2020	1	60	61	46	—	—	15
New Westminster Secondary	2021	3	104	107	107	—	—	—
Willoughby Slope Secondary	2019	—	55	55	35	—	—	20
Seismic mitigation program	2030	197	1,103	1,300	1,300	—	—	—
Total school districts		338	1,366	1,704	1,655	—	—	49
Post-secondary institutions
Emily Carr University of Art and Design — Campus redevelopment at Great Northern Way
– Direct procurement	2017	14	5	19	15	—	—	4
– P3 contract	2017	104	—	104	27	60	—	17
University of British Columbia — Undergraduate Life Science Teaching Laboratories Redevelopment	2018	28	52	80	12	—	32	36
Simon Fraser University — Energy Systems Engineering Building [3]	2019	40	86	126	45	—	45	36
British Columbia Institute of Technology — Health Sciences Centre for Advanced Simulation	2020	—	78	78	66	—	—	12
Total post secondary institutions		186	221	407	165	60	77	105
Health facilities
Queen Charlotte/Haida Gwaii Hospital [2]	2016	48	2	50	31	—	—	19
Surrey Emergency/Critical Care Tower
– Direct procurement	2018	157	37	194	174	—	—	20
– P3 contract	2014	318	—	318	139	179	—	—
Royal Inland Hospital Clinical Services Building [2]	2016	60	3	63	38	—	—	25
Royal Inland Hospital Patient Care Tower	2024	—	417	417	202	—	—	215
Vancouver General Hospital - Jim Pattison Pavilion Operating Rooms	2021	2	100	102	35	—	—	67
North Island Hospitals
– Direct procurement	2017	68	58	126	73	—	—	53
– P3 contract	2017	475	5	480	60	232	—	188
Interior Heart and Surgical Centre
– Direct procurement	2018	152	96	248	213	—	—	35
– P3 contract	2015	133	—	133	4	79	—	50
Vancouver General Hospital — Joseph and Rosalie Segal Family Health Centre	2017	71	11	82	57	—	—	25
Children’s and Women’s Hospital
– Direct procurement	2019	198	109	307	177	—	—	130
– P3 contract	2017	361	8	369	168	187	—	14
Penticton Regional Hospital — Patient Care Tower
– Direct procurement	2021	21	59	80	22	—	—	58
– P3 contract	2019	92	140	232	—	139	—	93
Royal Columbian Hospital — Phase 1	2019	40	219	259	250	—	—	9
Royal Columbian Hospital — Phases 2 & 3	2026	—	1,100	1,100	1,037	—	—	63
Peace Arch Hospital Renewal	2021	1	67	68	8	—	—	60
Centre for Mental Health and Addictions	2019	7	94	101	101	—	—	—
Clinical and systems transformation	2023	221	259	480	480	—	—	—
iHealth Project — Vancouver Island Health Authority	2020	84	16	100	—	—	—	100
Total health facilities		2,509	2,800	5,309	3,269	816	—	1,224

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from Budget 2017 Update released on September 11, 2017.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2017	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Transportation
Evergreen Line Rapid Transit [2]
– Direct procurement	2016	426	4	430	215	—	74	141
– P3 contract	2016	922	—	922	—	292	350	280
Port Mann Bridge / Highway 1 [2]	2017	3,319	—	3,319	3,319	—	—	—
Highway 97 widening from Highway 33 to Edwards Road	2017	48	12	60	42	—	18	—
Highway 99 10-Mile Slide	2018	7	53	60	60	—	—	—
Highway 91 Alex Fraser Bridge Capacity Improvements	2018	8	62	70	36	—	34	—
Highway 1 — Admirals Road/McKenzie Avenue Interchange	2019	39	46	85	52	—	33	—
Highway 1 widening and 216th Street Interchange	2019	13	46	59	23	—	22	14
Highway 7 Corridor Improvements	2019	8	62	70	48	—	22	—
Highway 1 Lower Lynn Corridor Improvements	2021	30	168	198	77	—	66	55
Highway 91 to Highway 17 and Deltaport Way Corridor Improvements	2022	—	245	245	80		82	83
Highway 1 Salmon Arm West	2022	25	138	163	115	—	48	—
Highway 1 Hoffmans Bluff to Jade Mountain	2022	11	188	199	144	—	55	—
Highway 1 Kicking Horse Canyon Phase 4	2024	11	439	450	235	—	215	—
Total transportation		4,867	1,463	6,330	4,446	292	1,019	573
Other taxpayer-supported
Abbotsford courthouse	2020	3	154	157	151	—	—	6
Natural Resource Permitting Project [4]	2018	65	13	78	78	—	—	—
Maples Adolescent Treatment Centre and Provincial Assessment Centre	2019	17	58	75	75	—	—	—
Total other		85	225	310	304	—	—	6
Total taxpayer-supported		7,985	6,075	14,060	9,839	1,168	1,096	1,957

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.13 Capital Expenditure Projects Greater Than $50 million 1

Note: Information in bold type denotes changes from Budget 2017 Update released on September 11, 2017.

		Project	Estimated	Anticipated	Project Financing
	Year of	Cost to	Cost to	Total	Internal/	P3	Federal	Other
($ millions)	Completion	Sept 30, 2017	Complete	Cost	Borrowing	Liability	Gov’t	Contrib’ns
Power generation and transmission
BC Hydro
– Mica SF6 gas insulated switchgear replacement [2]	2014	187	4	191	191	—	—	—
– Northwest transmission line [2]	2014	695	9	704	317	—	130	257
– Iskut extension project [2]	2014	169	—	169	110	—	—	59
– Merritt area transmission [2]	2015	58	2	60	60	—	—	—
– Smart metering and infrastructure program [2]	2015	779	1	780	780	—	—	—
– Interior to Lower Mainland Transmission Line [2]	2015	718	25	743	743	—	—	—
– G.M. Shrum units 1 to 5 turbine replacement [2]	2015	177	8	185	185	—	—	—
– Hugh Keenleyside spillway gate reliability upgrade [2]	2015	112	3	115	115	—	—	—
– Upper Columbia capacity additions at Mica units 5 and 6 project [2]	2015	593	12	605	605	—	—	—
– Long Beach area reinforcement [2]	2015	37	1	38	38	—	—	—
– Dawson Creek/Chetwynd area transmission [2]	2015	292	4	296	296	—	—	—
– Surrey area substation project [2]	2016	80	14	94	94	—	—	—
– Big Bend substation [2]	2017	67	5	72	72	—	—	—
– Ruskin Dam safety and powerhouse upgrade	2018	571	177	748	748	—	—	—
– Horne Payne substation upgrade project	2018	42	51	93	93	—	—	—
– Kamloops substation	2018	26	30	56	56	—	—	—
– John Hart generating station replacement	2019	795	298	1,093	1,093	—	—	—
– Cheakamus unit 1 and 2 generator replacement	2019	21	53	74	74	—	—	—
– Fort St. John and Taylor Electric Supply	2019	3	50	53	53	—	—	—
– W.A.C. Bennett Dam riprap upgrade project	2019	81	89	170	170	—	—	—
– South Fraser transmission relocation project	2019	26	50	76	76	—	—	—
– Bridge River 2 units 5 and 6 upgrade project	2019	11	75	86	86	—	—	—
– G.M. Shrum G1-G10 control system upgrade [5]	2021	19	41	60	60	—	—	—
– UBC load increase stage 2 project	2021	3	52	55	55	—	—	—
– Mica replace units 1-4 transformers project	2022	1	81	82	82	—	—	—
– Site C clean energy project	2024	1,955	6,820	8,775	8,775	—	—	—
Columbia River power projects [6]
– Waneta Dam power expansion [2,7]	2018	329	16	345	345	—	—	—
Total power generation and transmission		7,847	7,971	15,818	15,372	—	130	316
Other self-supported
Liquor Distribution Branch Warehouse	2019	3	54	57	57	—	—	—
Total other		3	54	57	57	—	—	—

Total self-supported		7,850	8,025	15,875	15,429	—	130	316
Total $50 million projects		15,835	14,100	29,935	25,268	1,168	1,226	2,273

1     Only projects that receive provincial funding and have been approved by Treasury Board and/or Crown corporation boards are included in this table. Ministry service plans may highlight projects that still require final approval. Capital costs reflect current government accounting policy.

2     Assets have been put into service and only trailing costs remain.

3     Simon Fraser University and private donors will contribute $26 million toward the project, and the university is also contributing land valued at $10 million.

4     Reflects approved capital costs to date, subject to change if future scope components are approved by government.

5     The G.M. Shrum G1-G10 control system upgrade project has three phases. The total authorized capital amount of $60M represents partial implementation funding as at September 30, 2017 for phases I and II and definition funding for phase III.

6     Does not include the purchase of the remaining two-thirds interest in the Waneta Dam and Generating Station. Completing this transaction is subject to a number of conditions, including approval of the BC Utilities Commission.

7     Reflects the combined shares of Columbia Power Corporation (32.5 per cent) and Columbia Basin Trust (16.5 per cent) in their partnership with Fortis Inc. for the development of an electricity generating expansion facility at the Waneta Dam south of Trail.

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.14 2017/18 Provincial Debt 1

	Year-to-Date to September 30				Full Year
	2017/18				2017/18
	Budget				Budget
	2017			Actual	2017			Actual
($ millions)	Update	Actual	Variance	2016/17	Update	Forecast	Variance	2016/17
Taxpayer-supported debt
Provincial government operating	5,167	1,450	(3,717)	4,584	1,573	1,752	179	4,644
Other taxpayer-supported debt (mainly capital)
Education [2]
Post-secondary institutions [3]	5,142	5,048	(94)	4,819	5,395	5,387	(8)	4,984
School districts	8,730	8,575	(155)	8,195	8,935	8,873	(62)	8,473
	13,872	13,623	(249)	13,014	14,330	14,260	(70)	13,457
Health [2,4]	7,781	7,657	(124)	7,260	8,014	7,994	(20)	7,552
Highways and public transit
BC Transit	91	88	(3)	98	77	85	8	94
BC Transportation Financing Authority [5]	10,502	10,173	(329)	9,510	11,038	10,798	(240)	9,981
Port Mann Bridge [6]	3,505	3,505	—	—	3,505	3,505	—	—
Public transit	1,000	1,000	—	1,000	1,000	1,000	—	1,000
SkyTrain extension	1,174	1,174	—	1,174	1,174	1,174	—	1,174
	16,272	15,940	(332)	11,782	16,794	16,562	(232)	12,249
Other
BC Immigrant Investment Fund	186	190	4	264	157	157	—	217
BC Pavilion Corporation	403	375	(28)	388	389	387	(2)	376
Provincial government general capital	2,301	2,370	69	2,080	2,669	2,669	—	2,288
Social housing [7]	726	695	(31)	810	900	866	(34)	695
Other [8]	27	27	—	27	27	27	—	28
	3,643	3,657	14	3,569	4,142	4,106	(36)	3,604
Total other taxpayer-supported	41,568	40,877	(691)	35,625	43,280	42,922	(358)	36,862
Total taxpayer-supported debt	46,735	42,327	(4,408)	40,209	44,853	44,674	(179)	41,506
Self-supported debt
Commercial Crown corporations
BC Hydro	20,059	19,969	(90)	19,152	20,365	20,386	21	19,692
BC Lotteries	164	125	(39)	160	145	145	—	145
Columbia Power Corporation	291	286	(5)	291	286	286	—	291
Columbia River power projects [9]	448	440	(8)	454	433	433	—	448
Post-secondary institutions’ subsidiaries	310	340	30	308	340	340	—	340
Transportation Investment Corporation [6]	—	—	—	3,402	—	—	—	3,430
Other	32	32	—	32	55	45	(10)	31
Warehouse borrowing program	—	—	—	320	—	—	—	—
Total self-supported debt	21,304	21,192	(112)	24,119	21,624	21,635	11	24,377
Forecast allowance	—	—	—	—	300	100	(200)	—
Total provincial debt	68,039	63,519	(4,520)	64,328	66,777	66,409	(368)	65,883

1     Provincial debt is prepared in accordance with Generally Accepted Accounting Principles and presented consistent with the Debt Summary Report included in the Public Accounts. Debt is shown net of sinking funds and unamortized discounts, excludes accrued interest, and includes non-guaranteed debt directly incurred by commercial Crown corporations and debt guaranteed by the Province.

2     Includes debt and guarantees incurred by the government on behalf of school districts, universities, colleges and health authorities/hospital societies (SUCH), and debt directly incurred by these entities.

3     Post-secondary institutions’ debt includes public-private partnership obligations of $37 million for the six months ended September 30, 2016; $58 million for the six months ended September 30, 2017; $56 million for fiscal 2016/17 and $60 million for fiscal 2017/18.

4     Health facilities’ debt includes public-private partnership obligations of $1,527 million for the six months ended September 30, 2016; $1,605 million for the six months ended September 30, 2017; $1,586 million for fiscal 2016/17 and $1,652 million for fiscal 2017/18.

5     BC Transportation Financing Authority debt includes public-private partnership obligations of $995 million for the six months ended September 30, 2016; $803 million for the six months ended September 30, 2017; $824 million for fiscal 2016/17 and $783 million for fiscal 2017/18.

6     Beginning in 2017/18, debt related to the Port Mann Bridge has been reclassified as taxpayer-supported due to the elimination of tolls effective September 1, 2017.

7     Includes the BC Housing Management Commission and the Provincial Rental Housing Corporation. Social housing debt includes public-private partnership obligations of $82 million for the six months ended September 30, 2016; $82 million for the six months ended September 30, 2017; $83 million for fiscal 2016/17 and $80 million for fiscal 2017/18.

8     Includes service delivery agencies, student loan guarantees, loan guarantees to agricultural producers, guarantees issued under economic development and home mortgage assistance programs and loan guarantee provisions.

9     Joint ventures of the Columbia Power Corporation and Columbia Basin Trust.

Second Quarterly Report 2017/18

Updated Financial Forecast

Table 1.15 2017/18 Statement of Financial Position

	Actual	Year-to-Date	Forecast
	March 31,	September 30,	March 31,
($ millions)	2017	2017	2018
Financial assets
Cash and temporary investments	4,232	4,195	3,264
Other financial assets	10,260	10,779	10,590
Sinking funds	1,087	1,070	1,084
Investments in commercial Crown corporations:
Retained earnings	7,511	7,571	8,200
Recoverable capital loans	23,848	20,488	20,830
	31,359	28,059	29,030
	46,938	44,103	43,968
Liabilities
Accounts payable and accrued liabilities	8,937	8,611	9,945
Deferred revenue	9,661	11,024	10,035
Debt:
Taxpayer-supported debt	41,506	42,327	44,674
Self-supported debt	24,377	21,192	21,635
Forecast allowance	—	—	100
Total provincial debt	65,883	63,519	66,409
Add: debt offset by sinking funds	1,087	1,070	1,084
Less: guarantees and non-guaranteed debt	(835)	(827)	(819)
Financial statement debt	66,135	63,762	66,674
	84,733	83,397	86,654
Net liabilities	(37,795)	(39,294)	(42,686)
Capital and other non-financial assets
Tangible capital assets	41,303	44,743	46,631
Other non-financial assets	2,882	2,669	2,627
	44,185	47,412	49,258
Accumulated surplus	6,390	8,118	6,572

Changes in Financial Position

	Year-to-Date	Forecast
	September 30,	March 31,
($ millions)	2017	2018
(Surplus) deficit for the period	(1,882)	(190)
Comprehensive income and others (increase) decrease	154	8
(Increase) decrease in accumulated surplus	(1,728)	(182)
Capital and other non-financial asset changes:
Increase in taxpayer-supported capital investments	1,539	4,645
Less: amortization and other accounting changes	1,901	683
Change in net capital assets	3,440	5,328
Increase (decrease) in other non-financial assets	(213)	(255)
	3,227	5,073
Increase (decrease) in net liabilities	1,499	4,891
Investment and working capital changes:
Increase (decrease) in cash and temporary investments	(37)	(968)
Increase in total investment in commercial Crown corporations:
Increase (decrease) in retained earnings	60	689
Self-supported capital investments	1,208	2,689
Less: loan repayments and other accounting changes	(4,568)	(5,707)
	(3,300)	(2,329)
Other working capital changes	(535)	(1,055)
	(3,872)	(4,352)
Increase (decrease) in financial statement debt	(2,373)	539
(Increase) decrease in sinking fund debt	17	3
Increase (decrease) in guarantees and non-guaranteed debt	(8)	(16)
Increase (decrease) in total provincial debt	(2,364)	526

Second Quarterly Report 2017/18

PART TWO — ECONOMIC REVIEW AND OUTLOOK 1

2017/18 Second Quarterly Report	November 28, 2017

Summary

•             In Budget 2017 Update, the Ministry of Finance forecast BC’s real GDP to grow by 2.9 per cent in 2017 and 2.1 per cent in 2018. The private sector outlook for 2017 has increased since that time, and the Ministry’s forecast for BC remains prudent in 2017 and 2018 compared to the average private sector projection.

•             BC’s economy has experienced strong activity so far in 2017 according to some of its key indicators, including employment, retail sales, exports, and housing starts. However, in recent months some domestic indicators have shown signs of moderation in monthly growth.

•             Downside risks to BC’s economic outlook include uncertainty regarding US fiscal and trade policy, the potential for a slowdown in domestic activity, as well as risks arising from economic uncertainty in Asia and the euro zone. Additionally, there are risks related to monetary policy tightening and uncertainty regarding commodity prices and the exchange rate outlook.

British Columbia outlook — comparison to private sector forecasts

Chart 2.1 Ministry of Finance forecast for BC remains prudent

Private sector projections for BC’s near-term economic growth have improved over the last several months. At the time of Budget 2017 Update, the Economic Forecast Council (EFC) expected BC’s real GDP would expand by 3.0 per cent in 2017 and 2.3 per cent in 2018. As of November 9, 2017, an average of six private sector forecasters (a subset of the EFC) expects real GDP to grow by 3.3 per cent in 2017 and 2.3 per cent in 2018. The Ministry of Finance forecast from Budget 2017 Update for BC economic growth of 2.9 per cent in 2017 and 2.1 per cent in 2018 remains prudent compared to the current average private sector outlook.

1 Reflects information available as of November 9, 2017, unless otherwise indicated.

Second Quarterly Report 2017/18

Economic Review and Outlook

British Columbia economic activity

Most indicators of BC’s economic performance so far in 2017 show strong domestic activity relative to the same period of 2016 (as illustrated in Table 2.1).

Table 2.1 British Columbia Economic Indicators

			Year-to-Date
	Apr. to Jun. 2017	Jul. to Sep. 2017	Jan. to Sep. 2017
	change from	change from	change from
All data seasonally adjusted	Jan. to Mar. 2017	Apr. to Jun. 2017	Jan. to Sep. 2016
	Per cent change
Employment	+1.5	+0.4	+3.7
Manufacturing shipments[1]	+4.8	-0.3	+7.5
Exports	+4.0	-6.1	+17.3
Retail sales[1]	+4.0	+1.6	+9.2
Housing starts	+28.4	-6.9	-5.9
Non-residential building permits	+17.6	+4.4	+7.8

1 Data to August

Labour market

BC’s monthly unemployment rate has trended downward through 2017 and was 4.9 per cent in October 2017, the lowest rate in over nine years. The unemployment rate averaged 5.3 per cent year-to-date to October 2017, down from 6.0 per cent during the same period of 2016. BC’s labour force has increased 2.8 per cent year-to-date to October.

Employment increased 3.6 per cent year-to-date to October 2017 compared to the same period last year. This increase translated into about 86,100 more jobs in the province, with gains of approximately 71,300 full-time jobs and 14,800 part-time jobs. BC’s employment peaked with a large increase in June 2017 and has seen small declines in the subsequent months (particularly in transportation and warehousing and information, culture and recreation employment). However, the level of employment remains high and the recent declines have been concentrated in part-time jobs.

Chart 2.2 BC employment

Second Quarterly Report 2017/18

Economic Review and Outlook

Year-to-date employment growth was led by finance, insurance, real estate, rental and leasing (+21,100 jobs) and construction (+15,700 jobs), although growth has been widespread with 11 of the 16 major employment categories reporting year-to-date gains. Declines in employment were concentrated in public administration (-1,500 jobs) and forestry, fishing, mining, quarrying, oil and gas (-1,300 jobs) compared to the first ten months of 2016.

Consumer spending and housing

Retail sales in BC have expanded substantially in 2017, continuing the trend observed since 2014. Retail sales increased 9.2 per cent year-to-date to August compared to the first eight months of 2016. However, consumer spending growth has slowed so far in the third quarter of 2017. Across industries, year-to-date gains were widespread with notable increases over this period at motor vehicle and parts dealers (+14.9 per cent), gasoline stations (+19.9 per cent), and building material and garden equipment and supplies dealers (+25.9 per cent). Among other factors, retail sales have been supported by interprovincial migration, low interest rates and increased tourism helped by a low Canadian dollar. These largely external factors have become less supportive in recent months, which may weigh on retail trade going forward. However, consumer confidence is high, averaging 125.6 through the first ten months of 2017 and up 12.5 points from the same period last year, and wages and salaries have seen signs of improvement so far this year.

Chart 2.3 BC retail sales

Following near-historic highs seen in early 2016, housing activity in the province moderated from October 2016 through February 2017. Since then, housing starts have generally trended upwards, culminating in a record-high of 55,949 annualized housing starts in October 2017. BC housing starts averaged 42,296 annualized units through the first ten months of 2017, an increase of 1.4 per cent compared to the same period of last year. The number of residential building permits issued (a leading indicator of new home construction) rose 15.1 per cent year-to-date to September, suggesting continued strength in the residential construction sector.

Second Quarterly Report 2017/18

Economic Review and Outlook

Chart 2.4 BC housing starts

Home sales and prices reached record highs in early 2016 before easing through the remainder of the year. However, both indicators have generally increased through 2017. In particular, the average BC home price reached $728,647 in September 2017, only 3.0 per cent below the all-time high seen in January 2016. On a year-to-date basis, home sales and the average home price are down 14.3 per cent and 0.4 per cent through September 2017, respectively. The year-to-date decline in home sales was widespread and concentrated in Greater Vancouver and the Fraser Valley. Meanwhile, the year-to-date average home price declined in Greater Vancouver and increased in most other regions of the province.

Rising interest rates and stricter mortgage rules recently announced by the federal Office of the Superintendent of Financial Institutions may constrain activity going forward.

Chart 2.5 BC housing market activity

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Economic Review and Outlook

In January 2018, new mortgages will have to pass a stress test ensuring that borrowers would be able to service the mortgage under a higher mortgage rate than the one specified in their contract. Previously, stress tests had only been applied to insured mortgages and now they will be applied to all mortgages, which may reduce borrowing and housing demand.

On the non-residential construction side, the value of non-residential building permits was up 7.8 per cent year-to-date to September relative to the same period last year. Year-to-date permitting growth was observed across all sectors. Industrial permits saw a 27.2 per cent gain and institutional and government permits were up by 12.2 per cent, while commercial permitting (the largest sector) was up 1.9 per cent year-to-date.

External trade and commodity markets

Compared to 2016, higher prices for energy sector goods (coal, oil, natural gas and electricity) have led to robust growth in BC’s export sector this year. The value of BC’s international merchandise exports increased by 17.3 per cent through the first nine months of 2017 compared to the same period last year. Most of that growth is due to an 84.6 per cent expansion in the value of energy product exports, primarily reflecting higher prices for those goods and supported by higher volumes of natural gas exports. Growth in other sectors has been mostly positive. For example, exports of metallic mineral products are up 10.6 per cent (as export gains in aluminum, zinc and molybdenum outweighed a decline in copper exports), while agriculture and food other than fish (+16.8 per cent) as well as pulp and paper products (+9.7 per cent) also made significant contributions to the year-to-date export gain. Meanwhile, the largest year-to-date decline was seen in exports of softwood lumber (-5.4 per cent). By destination, goods exports to the US are up 8.2 per cent year-to-date to September, while goods exports to the rest of the world increased 28.4 per cent over this period.

Chart 2.6 BC exports

Shipments of manufactured goods in BC grew by 7.5 per cent from January to August 2017 compared to the first eight months of 2016. The year-to-date gain was broad-based with notable increases in shipments of wood products (+6.9 per cent) and primary metals (+18.1 per cent).

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Economic Review and Outlook

Prices for commodities have been generally higher in 2017 than they were in 2016, primarily supported by increased global demand and also supply constraints for key commodities. The price of spruce-pine-fir (SPF) lumber has trended upward in 2017, starting with a monthly average of $318 US/000 board feet in January and strengthening to $443 US/000 board feet in October. Year-to-date to October, the price of lumber averaged $394 US/000 board feet, a gain of 28.8 per cent compared to the first ten months of 2016.

The price of pulp increased steadily through the first ten months of 2017 as well. The price began the year at $820 US per tonne in January and rose to $960 US per tonne in October. At an average of $876 US per tonne from January to October, the price of pulp was 9.2 per cent higher year-to-date compared to the same period last year.

After rising from the lows seen in 2016 to average $53.47 US per barrel in February 2017, the West Texas Intermediate oil price receded in the middle of the year before recovering to average $51.58 US per barrel in October 2017. The price of oil averaged $49.61 US per barrel year-to-date to October, up from $42.01 US per barrel during the same period of 2016. While natural gas prices are generally higher than they were last year, they have declined through the year, especially in the July to September quarter. The Plant Inlet price began the year at $1.96 C/GJ in January, and generally declined through the first six months of the year before collapsing thereafter to reach $0.32 C/GJ in October. Year-to-date to October 2017, the price of natural gas averaged $1.16 C/GJ, up from an average price of $0.86 C/GJ observed during the first ten months of 2016.

Metal prices have also generally improved following weakness observed in 2016. Year-to-date to October 2017, significant gains were seen in the prices of zinc (+42.3 per cent), copper (+27.8 per cent), lead (+26.6 per cent), aluminum (+23.2 per cent), molybdenum (+11.1 per cent) and nickel (+9.0 per cent). Meanwhile, modest year-to-date price declines were observed in gold (-0.5 per cent) and silver (-0.4 per cent).

Demographics

BC’s population on July 1, 2017 was 4.82 million people, 1.3 per cent higher than the 4.76 million people recorded on the same date in 2016. In the first two quarters of 2017, BC saw a net inflow of 31,576 people, slightly lower than the net inflow of 34,935 people seen in the first half of 2016. The slowdown was due to a moderation in net interprovincial migration, as BC welcomed 8,805 people from other provinces in the first half of 2017, compared to 15,112 in the same period of the previous year. Meanwhile, net international migration increased to 22,771 people in the first half of this year, up from 19,823 in the first half of 2016.

Inflation

Consumer prices in BC increased by 2.0 per cent year-to-date to September 2017 compared to the same period in 2016. Through the first three quarters of 2017, inflation pressures were broad-based with a notable year-to-date increase in prices for gasoline (+12.0 per cent), while prices for food as well as clothing and footwear were largely unchanged compared to the same period last year.

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Economic Review and Outlook

Chart 2.7 BC inflation

Risks to the economic outlook

Risks to BC’s economic outlook continue to be weighted to the downside. The main risks to the current outlook include the following:

•             uncertainty regarding US fiscal and trade policy, particularly regarding the softwood lumber dispute and NAFTA negotiations;

•             potential for monetary policy tightening to increase the cost of borrowing and dampen economic momentum;

•             potential for a slowdown in domestic and Canadian economic activity;

•             disruption of Europe’s economic recovery as it faces the challenges of the UK exiting the European Union and elevated sovereign debt;

•             slower economic activity in Asia, particularly as China transitions into a consumer-driven economy, resulting in weaker demand for BC’s commodity exports; and

•             exchange rate and commodity price uncertainty.

External environment

United States

Following a slow start to the year, the US economy accelerated in the most recent two quarters. According to the advance (i.e. first) estimate, US real GDP grew by an annualized 3.0 per cent in the July to September quarter of 2017, following the 3.1 per cent gain observed in the previous quarter. The gain in the July to September quarter reflected increased US consumer spending, non-residential fixed investment and inventory investment. Meanwhile, residential investment and state and local government spending declined on the quarter. Year-to-date through the first three quarters of 2017, US real GDP is 2.2 per cent higher than it was during the same period in 2016.

While the US economy has added jobs every month for over seven consecutive years, the pace of job gains has slowed recently. Year-to-date to October 2017, employment in the US was up 1.5 per cent compared to the same period of last year as the US economy created an average of about 168,500 jobs each month. However, during the same time

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Chart 2.8 US economic growth

period last year, the US was adding an average of 192,100 jobs each month. The US unemployment rate fell to 4.1 per cent in October 2017, below the levels observed in the economic expansion that preceded the 2008/09 recession. The labour force participation rate has increased marginally since 2015, but remains near 40-year lows.

After starting the year near post-recession highs, US residential construction activity has softened somewhat during the first nine months of 2017. US housing starts averaged approximately 1.19 million annualized units from January to September 2017, up 3.1 per cent compared to the same period last year. However, the pace of homebuilding has slowed in each quarter of this year. Similarly, US existing home sales increased by 2.2 per cent year-to-date to September and US new home sales were up 9.0 per cent over the same period, despite both declining in the second and third quarters of 2017.

US retail sales growth has been uneven but generally positive in 2017, up 4.3 per cent year-to-date to September compared to the same period in 2016. Supporting the retail sector, confidence among American consumers has been elevated since the end of 2016,

Chart 2.9 US housing starts

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Economic Review and Outlook

and the Conference Board’s index of consumer confidence reached a 16-year high of 125.9 in October 2017. The index averaged 119.4 points year-to-date to October 2017, up from an average of 97.5 points during the same period last year.

The November Consensus survey projects US economic growth of 2.2 per cent for 2017 and 2.5 per cent in 2018, up 0.1 percentage point in both years from the August Consensus forecast, which was reported in the Budget 2017 Update.

Chart 2.10 Consensus outlook for the US in 2017

Canada

Canadian real GDP saw strong growth in the first two quarters of 2017, growing by an annualized rate of 3.7 per cent in the January to March quarter and by 4.5 per cent in the April to June quarter. On a year-to-date basis through the first half of 2017, the Canadian economy grew by 3.0 per cent compared to the first half of 2016, led by gains in household consumption and exports. Business fixed capital formation saw broad-based growth across investment categories in the first two quarters of the year, following two years which saw a general decline in investment activity. However, retail sales and exports have slowed so far in the July to September quarter suggesting that the economic strength seen in the first half of the year may moderate.

The strong domestic activity in the first half of the year has continued in some sectors, including the labour market and residential construction. Employment increased by 1.8 per cent year-to-date to October compared to the first ten months of 2016 and the national unemployment rate has averaged 6.5 per cent so far this year, down from 7.0 per cent in the first ten months of 2016. Meanwhile, Canadian homebuilding expanded by 9.9 per cent year-to-date to October 2017. National home sales fell 4.4 per cent year-to-date to September, with the largest declines seen in BC and Ontario. However, Canadian average home prices increased year-to-date, up 3.8 per cent in January to September 2017 compared to the first nine months of 2016. Consumer spending grew quickly in the first half of the year and retail sales increased 6.9 per cent

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Chart 2.11 Canadian economic growth

year-to-date to August. However, Canadian retail sales have declined in two of the last three months. Canadian consumer confidence has been high this year, averaging 112.1 year-to-date to October 2017, up 16.3 points compared to the first ten months of 2016.

Rebounding oil prices helped drive Canadian exports higher during the first nine months of 2017, with the value of merchandise exports rising 8.6 per cent compared to the same period in 2016. The principal contributor to the year-to-date gain was energy exports, which were up 44.0 per cent over that time period. More recently however, total exports have seen monthly declines for four consecutive months, including the entire July to September quarter, suggesting that exports will likely have a negative impact on Canadian third quarter GDP. Meanwhile, shipments of Canadian manufactured goods were up 6.4 per cent year-to-date to August, led by growth in shipments of petroleum and coal, food and machinery.

Chart 2.12 Consensus outlook for Canada in 2017

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Since Budget 2017 Update, Consensus revised their average forecasts up 0.1 percentage point for both 2017 and 2018 with the November Consensus expecting Canadian real GDP growth of 3.0 per cent this year, and 2.1 per cent in 2018.

Asia

China’s real GDP expanded 6.8 per cent, year-over-year, in the July to September quarter of 2017, following two consecutive quarters of 6.9 per cent growth. Year-to-date through the first three quarters of 2017, China’s real GDP is 6.9 per cent higher than it was during the same period of last year, making the government’s growth target of “around 6.5 per cent” well within reach. Government measures to cool the country’s real estate market seem to be having an impact as real estate and construction contributed less to growth in the July to September quarter than they had in previous quarters. Exports, which are up 7.5 per cent year-to-date to September provided some offset for the lower real estate contribution.

Despite a relatively strong April to June quarter of 2017, Japan’s year-to-date economic growth remains the slowest out of BC’s major trading partners. Year-to-date to the second quarter of 2017, Japan’s economy expanded by 1.5 per cent, supported by gains in household consumption, exports and non-residential investment. However, fiscal stimulus, accommodative monetary policy and a tight labour market have yet to significantly raise prices. In September, Japan’s inflation rate was 0.7 per cent, well below the Bank of Japan’s target of 2.0 per cent.

From August to November, the Consensus forecast for China’s real GDP growth increased by 0.1 percentage point for both 2017 and 2018 to reach 6.8 per cent and 6.4 per cent, respectively. Over this same period, the Consensus forecast for economic growth in Japan increased by 0.2 percentage points in both 2017 and 2018, with the November Consensus calling for 1.6 per cent growth in 2017 and 1.3 per cent growth in the following year.

Europe

The euro zone economy has seen steady growth so far in 2017, with real GDP up 2.2 per cent through the first three quarters of the year compared to the same period in 2016. Furthermore, the euro zone unemployment rate fell to a post-recession low of 8.9 per cent in September 2017, down from 9.9 per cent in September 2016. Economic conditions vary across the currency union’s member nations, with recent unemployment rates ranging from 3.6 per cent in Germany to 21.0 per cent in Greece. In October 2017, the European Commission’s euro zone economic sentiment index, which measures business and consumer confidence, reached its highest level since January 2001. During the European sovereign debt-crisis, the average government debt-to-GDP ratio across the currency union rose to 93.0 per cent by the second quarter of 2014. While the ratio has since fallen to 89.1 per cent in the second quarter of 2017, it remains well-above pre-crisis levels. Furthermore, high government debt-to-GDP ratios remain an issue for Greece (175.0 per cent), Italy (134.7 per cent) and Portugal (132.1 per cent).

In October 2017, the European Central Bank (ECB) decided to maintain its low policy interest rates and announced that they would reduce the size of their monetary stimulus plan in January 2018. The ECB intends to continue their new, smaller, monetary stimulus purchases until the end of September 2018, or beyond, and they expect to hold their policy interest rates steady until after the stimulus program ends.

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Economic Review and Outlook

In November 2017, the Bank of England (BOE) raised its benchmark rate for the first time since July 2007, noting that inflation is high in the United Kingdom, the labour market is tight and global economic growth is improving. Going forward, the BOE warned that further rate increases will be required to bring inflation to the BOE’s target of 2.0 per cent. Despite higher inflation, the BOE’s outlook for the United Kingdom’s economic growth is modest at 1.7 per cent annually for the next three years, as Brexit-related downward pressure on investment and labour supply are expected to hold back further expansion.

In its November publication, Consensus forecasts real GDP growth in the euro zone of 2.2 per cent in 2017 and 1.9 per cent in 2018, 0.2 percentage points higher in 2017 and 0.1 percentage point higher in 2018 compared to the August publication.

Financial markets

Interest rates

In October 2017, the Bank of Canada (BOC) announced its decision to hold the target for the overnight rate at 1.00 per cent, following 0.25 percentage point increases in July and September. In the accompanying Monetary Policy Report, the BOC increased its outlook for Canadian economic growth in 2017 and 2018. The BOC noted that household consumption and business investment in the first half of 2017 had exceeded expectations. However, they anticipate that household consumption and residential investment will moderate in response to higher interest rates and stricter mortgage rules. Private sector forecasters are divided over whether the BOC will increase interest rates again in 2017.

The US Federal Reserve (Fed) held its federal funds target rate in the 1.00 to 1.25 per cent range at its most recent meeting in November 2017, following 0.25 percentage point increases in March and June. At its November meeting, the Fed noted that the labour market and economic growth had strengthened, while inflation, excluding food and energy prices, remains soft. Looking ahead, the Fed continues to expect that economic

Chart 2.13 Interest rate forecasts

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Economic Review and Outlook

conditions will unfold in a way that will warrant gradual increases in the federal funds rate. On average, private sector forecasters expect that the Fed will raise their target rate again in December.

The average of private sector forecasters’ views on Canadian short-term interest rates (three-month Treasury bills) as of October 16, 2017 projects that three-month rates will average 0.7 per cent in 2017 and 1.5 per cent in 2018. The same forecasters project ten-year Government of Canada bond rates to average 1.8 per cent in 2017 and 2.4 per cent the following year.

Table 2.2 Private Sector Canadian Interest Rate Forecasts

	3-month Treasury Bill		10-year Government Bond
Average annual interest rate (per cent)	2017	2018	2017	2018
IHS Markit	0.7	1.5	1.8	2.6
CIBC	0.7	1.1	1.8	2.1
BMO	0.7	1.6	1.8	2.5
Scotiabank	0.8	1.6	1.8	2.4
TD	0.8	1.5	1.8	2.3
RBC	0.8	1.6	1.9	2.7
Average (as of October 16, 2017)	0.7	1.5	1.8	2.4

Exchange rate

The Canadian dollar strengthened from May through early September but since then, its value has declined against the US dollar. The dollar started the year at a monthly average of 75.8 US cents in January, reached an in-year high of 82.5 US cents on September 11, and has since averaged 79.3 US cents in October. The Bank of Canada attributed the higher loonie to higher commodity prices, higher interest rates in Canada and the weaker US dollar. Overall, the Canadian dollar averaged 76.8 US cents during the first ten months of 2017, 1.2 US cents higher than the average observed during the same period last year.

Chart 2.14    Private sector expectations for the Canadian dollar

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As of October 16, 2017, an average of six private sector forecasts calls for the Canadian dollar to average 77.7 US cents in 2017 and 81.0 US cents in 2018.

Table 2.3 Private Sector Exchange Rate Forecasts

Average annual exchange rate (US cents/Can $)	2017	2018
IHS Markit	77.4	79.2
CIBC	77.5	77.4
BMO	77.5	81.8
Scotiabank	78.3	85.4
TD	77.9	82.9
RBC	77.5	79.4
Average (as of October 16, 2017)	77.7	81.0

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Provincial Economic Accounts Update

Statistics Canada released its estimates of provincial GDP for 2016 on November 8, 2017.

British Columbia’s real GDP increased by 3.5 per cent in 2016, the same pace as the previous year. BC registered the strongest growth rate among provinces last year, ahead of Ontario (2.6 per cent) and Prince Edward Island (2.3 per cent) which had the second and third strongest growth rates, respectively. Overall, the Canadian economy grew by 1.4 per cent in 2016.

Chart 1 — Real GDP in Canadian provinces

BC’s main real GDP expenditure categories experienced positive growth in 2016, with the exception of investment in inventories. Consumer spending and residential investment were the main contributors to economic growth in BC last year. Household final consumption expenditure increased 3.2 per cent in 2016, after rising 3.7 per cent in 2015. Gross fixed capital formation rose 3.6 per cent in 2016, following a decline of 2.9 per cent in the previous year. Investment in residential structures increased by 15.0 per cent in 2016, following growth of 10.1 per cent in 2015. Meanwhile, investment in non-residential construction declined for the second consecutive year. Government spending (Federal, Provincial, Local and Aboriginal) rose by 2.5 per cent in 2016, similar to the previous year. Exports of goods and services increased by 1.9 per cent in 2016, following a gain of 2.8 per cent the previous year. Meanwhile, imports of goods and services increased by 1.0 per in 2016, after a decline of 0.1 per cent in 2015.

Real GDP

Annual growth in BC’s real GDP from 2013 to 2016 is illustrated in Chart 2. The latest data incorporates historical revisions to real GDP for 2014 and 2015. The level of BC’s real GDP in 2015 is now estimated to be $232.7 billion, 0.6 per cent higher than the previous estimate of $231.3 billion, due to the cumulative effect of the revisions.

Chart 2 — BC real GDP

Nominal GDP

Chart 3 depicts BC’s nominal GDP in recent years (in levels). Nominal GDP increased by $12.0 billion (or 4.8 per cent) in 2016, after growing by $9.7 billion (or 4.0 per cent) the previous year. Statistics Canada’s latest release also incorporated historical revisions to nominal GDP, with the level of BC’s 2015 nominal GDP now estimated to be $251.7 billion, 0.7 per cent higher than the previous estimate of $250.0 billion, due to the cumulative effect of the revisions.

Chart 3 — BC nominal GDP

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BRITISH COLUMBIA
Ministry of Finance